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www.lw.com

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Ms. Melissa Raminpour	London	Singapore
Accounting Branch Chief	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Golden Entertainment, Inc.
Form 10-K for the year ended December 28, 2014
Filed March 12, 2015
Form 10-Q for the quarterly period ended September 30, 2015
Filed November 6, 2015
File No. 000-24993

Dear Ms. Raminpour:

We are in receipt of the Staff’s letter dated December 24, 2015 with respect to the Annual Report on Form 10-K for the year ended December 28, 2014 referenced above filed with the Commission on March 12, 2015, and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 referenced above filed with the Commission on November 6, 2015. We are responding to the Staff’s comments on behalf of Golden Entertainment, Inc. (“Golden” or the “Company”) as set forth below. References herein to “Lakes” refer to the Company with respect to periods prior to the merger with Sartini Gaming, Inc. (“Sartini Gaming”).

For ease of reference, we have set forth the Staff’s comments in bold type and Golden’s responses below.

Form 10-K for the year ended December 28, 2014

Statement of Cash Flows

1.

We note your presentation on the statement of cash flows of sales and maturities of short-term investments as one combined line item. In light of the fact that short term investments represent a significant part of your balance sheet, please revise to present sales and maturities of these investments as separate line items within the investing section in accordance with ASC 320-10-45-11.

January 15, 2016

Response:

Cash proceeds from sales and maturities of short-term investments were $5.5 million and $70.4 million, respectively, for the year ended December 28, 2014. The Company’s short-term investments as of December 28, 2014 consisted of high quality commercial paper, corporate bonds and certificates of deposit that were classified as available-for-sale. Historically, the Company has presented cash proceeds from sales and maturities of short-term investments as a combined total on one line on its consolidated statement of cash flows because it had not believed separate presentation of cash proceeds from sales and maturities of short-term investments in this portfolio would provide meaningful information to users of the Company’s financial statements. However, in accordance with the Staff’s comment, in future filings the Company will provide separate disclosure of sales and maturities of short-term investments for each period presented.

Form 10-Q for the quarterly period ended September 30, 2015

Note 2. Merger with Sartini Gaming, Inc., page 5

2.

We note that you disclose that the merger with Sartini Gaming was completed on July 31, 2015 and accounted for as a business combination. Please provide us with a detailed analysis of your considerations for determining the accounting acquirer to be Lakes versus Sartini Gaming under the guidance in ASC 805-10-55-11 through 55-15.

Response:

The Company’s detailed analysis of the considerations for determining the accounting acquirer to be Lakes under the guidance in ASC 805-10-55-11 through 55-15 is as follows:

Analysis related to ASC 805-10-55-11

The acquisition of Sartini Gaming (which is characterized for accounting purposes as a “business combination”) was effected primarily through the merger of a wholly owned subsidiary of Lakes with and into Sartini Gaming. As a result of the merger, the shares in Sartini Gaming held by its former owner were converted into the right to receive newly issued common shares of Lakes. As the transaction involved the exchange of shares of Sartini Gaming for shares of Lakes, ASC 805-10-55-12 is the more pertinent standard to be applied to the Sartini Gaming merger for purposes of determining the accounting acquirer. However, it is important to note that in connection with and as a condition to closing the merger, a significant portion of Lakes’ cash was used in the refinancing of Sartini Gaming’s pre-existing debt and to acquire a portion of the warrants that had been issued by a Sartini Gaming subsidiary prior to the merger (the “Sartini Gaming Warrants”), which Lakes effectively incurred and acquired in connection with the merger, along with all other liabilities and assets of Sartini Gaming. Under ASC 805-10-55-11, the acquirer usually is the entity that transfers cash or other assets or incurs liabilities in the business combination. Thus, Lakes’ transfer of a significant portion of its cash and incurrence of substantial liabilities in connection with the transaction supports the determination that Lakes is the accounting acquirer.

January 15, 2016

Analysis related to ASC 805-10-55-12

In connection with the merger, Lakes issued 7,996,393 shares of its common stock to The Blake L. Sartini and Delise F. Sartini Family Trust (the “Sartini Trust”), as the former sole shareholder of Sartini Gaming, Inc., in exchange for 100% of the outstanding common stock of Sartini Gaming. In addition, Lakes issued 457,172 shares of its common stock to certain third party lenders of Sartini Gaming in exchange for the remainder of the Sartini Gaming Warrants. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests (i.e., Lakes). However, under ASC 805-10-55-12 other facts and circumstances also must be considered in identifying the acquirer in a business combination, as discussed below.

a.     Relative Voting Rights in the Combined Entity. In a business combination, the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. The post-merger percentage voting interest of the Lakes legacy shareholders was approximately 62.6% of the combined entity, which included ownership of approximately 17.3% by certain legacy officers and directors of Lakes who will be continuing their involvement with the combined entity as further described below and entities affiliated with them. The post-merger percentage voting interest of the Sartini Trust was approximately 35.4%. The prior holders of Sartini Gaming Warrants that were exchanged for shares of Lakes common stock in connection with the merger, who have no involvement with the management of the combined entity nor any affiliation with the Sartini Trust, comprised the remaining 2.0% of percentage voting interest. The relatively larger portion of voting rights retained by the Lakes legacy shareholders strongly supports the determination that Lakes is the accounting acquirer in the merger.

b.     Minority Voting Interests in the Combined Entity. The acquirer usually is the combining entity whose single owner (or organized group of owners) holds the largest minority voting interest in the combined entity, if no other owner (or organized group of owners) has a significant voting interest. Although the Lakes legacy shareholders continue to own the majority of the outstanding shares of the combined entity, the Sartini Trust (with an approximately 35.4% percentage voting interest) has the most significant minority voting interest in the combined entity. However, as noted above, certain legacy officers and directors of Lakes who will be continuing their involvement with the company and entities affiliated with them retain a significant 17.3% minority voting interest in the combined entity as well. Although the Sartini Trust minority interest could point toward Sartini Gaming being the accounting acquirer in the merger, due to the significant minority voting interest held by such legacy Lakes officers and directors and affiliated entities, and the composition of the Board of Directors described below, the Company believes that the Sartini Trust minority interest is not a significant factor in the accounting acquirer analysis.

January 15, 2016

c.     Composition of the Governing Body of the Combined Entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. Pursuant to the merger agreement and to a shareholders’ agreement entered into by certain legacy Lakes officers and directors and affiliated entities and the Sartini Trust, for a period of at least three years following the closing of the merger, the combined entity’s Board of Directors consists of seven members, appointed as follows: three directors are appointed on behalf of the Lakes legacy shareholders by Lakes’ former Chairman of the Board and Chief Executive Officer (one of whom is required under the shareholders’ agreement to be Lakes’ former President and Chief Financial Officer for so long as he is willing and able to serve); three directors are appointed by the Sartini Trust; and one director is appointed jointly by the Lakes’ former Chairman of the Board and Chief Executive Officer and the Sartini Trust. Thus, neither the Lakes legacy shareholders nor the Sartini Trust has the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. Because neither of the constituent entities controls the ability to elect, appoint or remove the members of the combined entity Board, the composition of the Board of Directors is not a dispositive factor in the determination of the accounting acquirer in the merger.

d.     Senior Management Team of the Combined Entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity. Following the merger, the senior management team of the combined entity includes the former Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Sartini Gaming acting in those capacities for the combined entity. However, the former Chairman of the Board and Chief Executive Officer, and the former President and Chief Financial Officer, of Lakes have entered into consulting agreements with the combined entity and also have continuing roles as Directors on the Board of the Directors of the combined entity where they, along with a third Director continuing from the Lakes legacy Board of Directors, actively participate in making strategic decisions affecting the combined entity. Each of these Lakes former officers and legacy Board members have been involved with Lakes since its inception in 1998. Although the post-merger involvement of the Sartini Gaming management team could point toward Sartini Gaming being the accounting acquirer in the merger, the continuing involvement of members of the Lakes legacy management team (as consultants and Directors) in making strategic decisions affecting the combined entity lessens the importance of this factor in the accounting acquirer analysis.

e.     Terms of the Exchange of Equity Interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity. Lakes paid a significant premium over the precombination estimated fair value of the equity interests of Sartini Gaming, and as a result, such premium further supports the determination that Lakes is the accounting acquirer in the merger.

Analysis related to ASC 805-10-55-13

The acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity. While historical revenues of Sartini Gaming exceeded those of Lakes for the last three years, cumulative net losses of Sartini Gaming also significantly exceeded those of Lakes for the same historical period. Although the pre-closing assets of Sartini Gaming and Lakes were relatively comparable as of June 30, 2015, the liabilities of Sartini Gaming were substantially higher than those of Lakes, so that the net assets of Lakes were significantly larger than those of Sartini Gaming. In particular, prior to the closing of the merger, Lakes had substantial shareholders’ equity (approximately $105.8 million) while Sartini Gaming had a substantial stockholders’ deficit (approximately $68.7 million). In addition, the number of shares of Lakes’ common stock issued in connection with the merger reflected the relative pre-merger value of Sartini Gaming compared to the pre-merger value of Lakes. These pre-merger values were calculated in accordance with formulas set forth in the merger agreement, which were negotiated at arms’-length by the parties with assistance from their financial advisers based on the estimated values of the entities’ respective assets, liabilities and anticipated future performance. The negotiated value of Lakes (approximately $134.6 million) was significantly higher than the negotiated value of Sartini Gaming (approximately $80.5 million). Thus, the relative size of the net assets and negotiated pre-merger value of Lakes compared to those of Sartini Gaming also supports the determination that Lakes is the accounting acquirer in the merger.

January 15, 2016

Analysis related to ASC 805-10-55-14

In connection with the merger, Lakes formed a new, wholly-owned transitory merger subsidiary, LG Acquisition Corporation (the “Merger Sub”), to effect the merger transaction between Lakes and Sartini Gaming. At the closing, Sartini Gaming merged with the Merger Sub, and Sartini Gaming survived the merger as a wholly-owned subsidiary of Lakes. Thus, the business combination effectively involved only two entities, Lakes and Sartini Gaming. Nonetheless, Lakes notes that the merger resulted from Lakes’ conducting a formal process to evaluate its strategic alternatives, and that Lakes and its financial advisor initiated the combination with Sartini Gaming, which is consistent with the determination that Lakes is the accounting acquirer in the merger.

Analysis related to ASC 805-10-55-15

As noted above, Lakes formed the Merger Sub to effect the merger transaction between Lakes and Sartini Gaming, and at the closing, Sartini Gaming merged with Merger Sub and survived the merger as a wholly-owned subsidiary of Lakes. Merger Sub was not created to issue equity interests to effect the business combination, nor to transfer cash or other assets or incur liabilities in the merger. As a result, Merger Sub would not be considered to be the accounting acquirer in the merger.

Conclusion

As a result of the foregoing analyses, based on the Company’s consideration of the issuance of equity securities by Lakes to effect the transaction and the relatively higher percentage voting interest held by the Lakes legacy shareholders compared to the Sartini Trust, the premium paid by Lakes, the excess in net assets and pre-merger value of Lakes over those of Sartini Gaming, the continued involvement, ownership and influence of Lakes legacy officers and directors, and the inability of the former owner of Sartini Gaming to make combined entity decisions without the support of the Lakes legacy Board members, the Company concluded that Lakes was the acquirer for accounting purposes under ASC 805.

January 15, 2016

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5406 or at barry.clarkson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Barry M. Clarkson

Barry M. Clarkson
LATHAM & WATKINS LLP

cc:	Matthew Flandermeyer, Golden Entertainment, Inc.
Ryan Whitman, Piercy Bowler Taylor & Kern, Certified Public Accountants

January 15, 2016

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated December 24, 2015 to Golden Entertainment, Inc. (the “Company”) with respect to the Company’s Form 10-K for the year ended December 28, 2014, and the Company’s Form 10-Q for the quarterly period ended September 30, 2015, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 15, 2016

/s/ MATTHEW FLANDERMEYER
Matthew Flandermeyer
Executive Vice President and Chief Financial Officer